SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B108*

(CUSIP NUMBER)

Tao Li

650 Fifth Avenue

Suite 3301

New York, NY 10019

(212) 583-7758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

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CUSIP No. 46489B108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teng Yue Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,594,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,594,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,594,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 46489B108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teng Yue Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,594,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,594,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,594,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 46489B108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,594,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,594,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,594,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13D/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on June 28, 2013, as subsequently amended on July 18, 2013 (together, the “Schedule 13D”) is being filed on behalf of Teng Yue Partners, L.P., a Delaware limited partnership (“Teng Yue”), Teng Yue Partners Holdings, LLC, a Delaware limited liability company (“Teng Yue Holdings”), and Mr. Tao Li, the principal of Teng Yue and Teng Yue Holdings, relating to Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of iSoftStone Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

This Amendment relates to Ordinary Shares of the Issuer purchased by Teng Yue through the accounts of certain private funds (collectively, the “Teng Yue Accounts”). Teng Yue serves as the investment manager of the Teng Yue Accounts and may direct the vote and dispose of the 39,594,980 Ordinary Shares held by the Teng Yue Accounts. Teng Yue Holdings serves as the general partner of Teng Yue and, in its capacity as such, may direct Teng Yue to direct the vote and disposition of the 39,594,980 Ordinary Shares held by the Teng Yue Accounts. As the principal of Teng Yue and Teng Yue Holdings, Mr. Li may direct the vote and disposition of the 39,594,980 Ordinary Shares held by the Teng Yue Accounts.

The Ordinary Shares reported in this Amendment are held by the Teng Yue Accounts through direct ownership of Ordinary Shares, as well as through American Depositary Shares, evidenced by American Depositary Receipts that are listed on the New York Stock Exchange.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

Item 2.	Identity and Background

(b) The principal place of business for each of the Reporting Persons is 650 Fifth Avenue, Suite 3301 New York, NY 10019.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3.	Source and Amount of Funds

As of December 2, 2013, the Teng Yue Accounts had invested approximately $19,781,563 (inclusive of brokerage commissions) in the Ordinary Shares of the Issuer. The source of these funds was the working capital of the Teng Yue Accounts. The Ordinary Shares are held in a margin account; however, no leverage was used for the purchase of the Ordinary Shares.

Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.	Purpose of the Transaction

In addition, on November 20, 2013, the Reporting Persons sent a letter to the Independent Committee of the Board of Directors of the Issuer (the “Independent Committee”) urging the Independent Committee to reject the offer by a consortium of investors to purchase all of the outstanding Ordinary Shares of the Issuer (the “Offer”) and describing the Offer as “wholly unacceptable.” It is the Reporting Persons’ position to reject the Offer at the current offer price of $5.45 or at the previously proposed offer price of $5.85 in cash per American depositary share. The letter to the Independent Committee is attached to this Amendment as Exhibit 99.2. In connection with the letter, the Reporting Persons also engaged in, or intend to engage in, formal discussions with members of the board of directors of the Issuer, including members of the Independent Committee, management of the Issuer, other stockholders and financial advisors to the Issuer, the Independent Committee or others regarding the Offer. The Reporting Persons may also pursue legal actions to oppose the Offer.

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The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon 582,504,751 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 26, 2013.

Teng Yue, as the investment manager of the Teng Yue Accounts, may be deemed to beneficially own the 39,594,980 Ordinary Shares held by the Teng Yue Accounts, representing approximately 6.8% of the issued and outstanding Ordinary Shares of the Issuer.

Teng Yue Holdings, as the general partner of Teng Yue, the investment manager of the Teng Yue Accounts, may be deemed to beneficially own the 39,594,980 Ordinary Shares held by the Teng Yue Accounts, representing approximately 6.8% of the issued and outstanding Ordinary Shares of the Issuer.

Mr. Li, as principal of Teng Yue, the investment manager of the Teng Yue Accounts, and Teng Yue Holdings, the general partner of Teng Yue, may be deemed to beneficially own the 39,594,980 Ordinary Shares beneficially owned by the Teng Yue Accounts, representing approximately 6.8% of the issued and outstanding Ordinary Shares of the Issuer.

(b) Teng Yue, Teng Yue Holdings and Mr. Li have the shared power to vote and dispose of the Ordinary Shares owned by the Teng Yue Accounts reported in this Amendment.

(c) Not applicable

(d) No person other than the Reporting Persons or the Teng Yue Accounts is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

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Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

The remainder of the language in this Item 6 is deleted in its entirety.

Item 7 of the Schedule 13D is hereby amended to add the following:

Item 7.	Material to be Filed as Exhibits

Exhibit 99.2 Letter to the Independent Committee of the Board of Directors of the Issuer from the Reporting Persons dated November 20, 2013.

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Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2013

TENG YUE PARTNERS, L.P.

By:	Teng Yue Partners Holdings, LLC

By: /s/ Tao Li
Tao Li
Manager

TENG YUE PARTNERS HOLDINGS, LLC

By: /s/ Tao Li
Tao Li
Manager

/s/ Tao Li
Tao Li

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